BB 3/24

09056771

SE COMMISSION

549

SEC Mail Processing Section
MAR 09 2009
Washington, DC
101

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SEC FILE NUMBER
8- 38211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M.N. Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

252 Wall Street
(No. and Street)

Kingston (City) New York (State) 12401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Solomon L. Melamed CPA PC
(Name — if individual, state last, first, middle name)

P.O. Box 505 (Address) Kerhonkson, (City) New York (State) 12446 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 3/25

OATH OR AFFIRMATION

I, Richard M. Netter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M.N. Securities Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Shareholder has $5000 in customer account.This money remains there in order to insure no bank fees.

Signature

President

Title

Notary Public

LORI A. CELUCH
Notary Public, State of New York
Reg. No. 5070041
Resident in and for Ulster County
Commission Expires Dec. 9, 2010

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Solomon L. Melamed, P.C.
CERTIFIED PUBLIC ACCOUNTANT

P.O. Box 505 • 5990 Route 209 N • Kerhonkson, NY 12446
Tel: 845-626-4518 • Fax: 845-626-2418

SEC Mail Processing Section
MAR 09 2009
Washington, DC
101

February 21, 2009

R.M.N. Securities, Inc.
D/B/A/ Senate Securities
252 Wall Street
Kingston, New York 12401

Dear Mr. Netter

I have audited the accompanying balance sheet of R.M.N. Securities, Inc. as at December 31, 2008 and the related statements of revenue, expenses, changes in retained earnings, changes in stockholders' equity, computation of net capital, and statement of cash flows for the year then ended in accordance with the standards established by the American Institute of Certified Public Accountants. No material differences exist between the audited and non-audited computation of net capital. All information included in these financial statements is the representation of the management of R.M.N. Securities, Inc.

During the course of the audit for the period ending December 31, 2008 an examination of the internal controls revealed other employees present in the company. However, I found that no one other than you has any access to any mail, checks, bank statements or other financial data that would cause an adverse opinion on the audited financial statements. I find that no material inadequacies exist.

In my opinion, the accompanying financial statements present fairly the financial position of R.M.N. Securities, Inc. as at December 31, 2008 and the results of operations for the year then ended in conformity with generally accepted accounting principles.

Sincerely,

Solomon L. Melamed

Solomon L. Melamed

RMN Securities Inc
d/b/a Senate Securities
Balance Sheet
December 31, 2008

Assets

Current assets		
Cash	137,223	
Accounts receivable	32,136	
Total Current assets		$ 169,359
Property plant and equipment		
Furniture and fixtures	28,651	
Less: accumulated depreciation	(28,651)	
Total Property plant and equipment		-0-
Total Assets		$ 169,359

Liabilities and Stockholders Equity

Current liabilities		
Accounts payable - trade	2,202	
Payroll taxes payable	1,321	
Total Current liabilities		$ 3,523
Stockholders Equity		
Common stock	1,000	
Additional paid in capital	82,612	
Retained earnings	82,224	
Total Stockholders Equity		165,836
Total Liabilities and Stockholders Equity		$ 169,359

RMN Securities Inc
d/b/a Senate Securities
Statement of Income (Loss) and Retained Earnings
For the period ending December 31, 2008

Operating revenue		
Sales	332,326	
		$ 332,326
Operating expenses		
Advertising	8,099	
Auto and truck expenses	3,464	
Dues and subscriptions	2,338	
Insurance	30,162	
Legal and accounting	2,701	
Meals and entertainment	331	
Office expenses	3,177	
Officer salaries	36,000	
Other expenses	211,658	
Other taxes	100	
Payroll taxes	2,904	
Rental expenses	20,846	
Travel expenses	1,113	
Telephone	4,606	
Total Operating expenses		327,499
Income/(loss) from operations		4,827
Other income		
Interest income	3,929	
Dividend income	485	
Total Other income		4,414
Net income/(loss)		9,241
Retained earnings, beginning		73,018
Distribution to shareholders		(35)
Retained earnings, ending		$ 82,224

RMN Securities Inc
d/b/a Senate Securities
Statement of Retained Earnings
For the period ending December 31, 2008

Retained earnings, beginning	$ 73,018
Net income/(loss)	9,241
Distribution to shareholders	(35)
Retained earnings, ending	$ 82,224

RMN Securities Inc
d/b/a Senate Securities
Statement of Cash Flows
For the period ending December 31, 2008

Cash flows from operating activities:	
Net income/(loss)	$ 9,238
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operations:	
Decrease/(increase) in accounts receivable	(21,503)
Increase/(decrease) in accounts payable	(126)
Increase/(decrease) in payroll taxes payable	4
Net cash provided by (used in) operating activities	(12,387)
Cash flows from financing activities:	
Distributions to shareholders'	(35)
Net cash provided by (used in) financing activities	(35)
Net Increase(Decrease) in Cash	(12,422)
Cash at Beginning of Period	149,645
Cash at End of Period	$ 137,223

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
STOCKHOLDERS' EQUITY
AS AT DECEMBER 31, 2008

Retained Earnings 1/1/08	$ 73,017
Profit for 2008	9,205
Retained Earnings 12/31/08	82,222
Common Stock	1,000
Paid-in-Capital	82,612
Total Stockholders' Equity 12/31/08	$ 165,834

See Accountant's Report

R.M.N. Securities, Inc.
Net Capital Computation
D/B/A Senate Securities
12/31/2008

1)	Ownership Equity		$ 165,834
2)	Total From Below		
3)	Additional Charges – Excess Clearing Deposit		
4)	Haircut	1,907	
5)	Total Deductions		1,244
6)	Tentative Net Capital		$ 164,590

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Accounting Method

The company reports on the accrual method of accounting.

2. Depreciation

The company depreciates it's fixed assets on the Modified Accelerated Cost Recovery System (MACRS).

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
DECEMBER 31, 2008

1. No material differences in the computations of the net capital account.

2. No material differences were found to have existed.